January 3, 2024

Via EDGAR

Jessica Livingston or David Lin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:Elements Ventures Group Inc. (the “Company”)

Registration Statement on Form S-1

Filed May 2, 2023

File No. 333-271573

I am President and Chief Executive Officer of the Company and write this letter on behalf of the Company.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company filed a Form Request to Withdraw Registration Statement on December 20, 2023 (the “Form RW”) in connection with the above-referenced Registration Statement on Form S-1. The Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Form RW as of the date hereof or at the earliest practical date hereafter. The Form RW asked to withdraw an amendment to the Form S-1 and not the entire Form S-1, which the Company has since learned it cannot do.

Following this request, the Company intends to file another amendment to the Form S-1 to more fully address the Commission’s comments on the Form S-1.

Yours truly,

Elements Ventures Group Inc.

Per: /s/ Dmitry Kinslikh

Dmitry Kinslikh

President